Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three And Six Months Ended April 30, 2026

(Expressed in United States Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in United States Dollars)

(Unaudited)

	April 30,	October 31,
	2026	2025
Assets
Current assets
Cash and cash equivalents	$11,415,719	$3,923,058
Other receivables	146,378	35,825
Short-term investments (Note 3)	2,177,460	1,662,407
Prepaid expenses	177,922	39,940
Related parties (Note 4b)	405,315	286,488
Total current assets	14,322,794	5,947,718

Non-current assets
Intangible assets	91,940	97,372
Restricted cash	20,808	20,560
Right-of-use asset (Note 14e)	87,970	17,402
Total non-current assets	200,718	135,334

Total assets	$14,523,512	$6,083,052

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$713,629	$682,163
Due to related parties (Note 4a)	97,801	60,232
Derivative warrant liabilities (Note 5)	2,135,753	2,369,195
Short-term portion of lease liabilities (Note 14e)	41,241	18,800
Convertible loans (Note 6)	-	1,760,066
Total current liabilities	2,988,424	4,890,456

Long-term lease liabilities	44,347	-
Total non-current liabilities	44,347	-

Total liabilities	$3,032,771	$4,890,456

Shareholders’ equity
Share capital and share premium (Note 7)	42,663,040	26,402,659
Warrants (Note 8)	459,341	459,341
Share-based payment reserve (Notes 9, 10)	2,171,570	2,231,570
Accumulated other comprehensive loss	(21,250)	(21,250)
Accumulated deficit	(33,781,960)	(27,879,724)
Total shareholders’ equity	11,490,741	1,192,596

Total liabilities and shareholders’ equity	$14,523,512	$6,083,052

Approved and authorized for issuance on behalf of the Board of Directors on June 15, 2026:

/s/ Alan Rootenberg	/s/ Adi Zuloff-Shani
Alan Rootenberg, CFO	Adi Zuloff-Shani, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in United States Dollars)

(Unaudited)

	Three months ended		Six months ended
	April 30,		April 30,
	2026	2025	2026	2025

Operating expenses
General and administrative	$924,502	$855,124	$3,943,923	$1,889,860
Research and development, net	646,707	451,857	1,287,201	913,295
Total operating expenses	1,571,209	1,306,981	5,231,124	2,803,155

Finance income (expenses)

Changes in fair value of derivative warrant liabilities (Note 5)	(452,435)	664,768	(86,509)	1,179,518
Changes in fair value of short-term investments (Note 3)	438,021	(157,083)	(134,948)	(228,788)
Foreign exchange gain	8,489	2,246	14,751	(2,204)
Other finance expenses	(4,233)	(7,868)	(8,340)	(16,583)
Interest income on deposits	42,025	41,648	106,674	75,656
Changes in fair value of convertible loans (Note 6)	(505,000)	-	(555,469)	-
Total finance income	(473,133)	543,711	(663,841)	1,007,599

Loss before taxes	(2,044,342)	(763,270)	(5,894,965)	(1,795,556)
Tax expenses	(3,311)	(20,658)	(7,271)	(59,993)
Net Loss and Comprehensive loss	$(2,047,653)	$(783,928)	$(5,902,236)	$(1,855,549)
Loss per share, basic and diluted	$(6.78)	$(62.27)	$(28.43)	$(156.01)
Weighted average number of shares outstanding for the purposes of basic and diluted loss per share	301,964	12,589	207,586	11,894

(*)

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares and on May 21, 2026, the Company effected a further 1-for-10 reverse split of its issued and outstanding common shares (the “Reverse Splits”). Following the Reverse Splits, holders of the Company’s common shares received 0.0025 of a common share for every one common share held. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

(Unaudited)

	Share capital and share premium			Share-based	Accumulated other		Total
	Number of shares (*)	Amount	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity
Balance, October 31, 2025	15,883	$26,402,659	$459,341	$2,231,570	$(21,250)	$(27,879,724)	$1,192,596
Net loss for the period	–	–	–	–	–	(5,902,236)	(5,902,236)
Exercise of warrants (Notes 7c(iii, viii))	28,013	548,493	–	–	–	–	548,493
Issuance of common shares upon vesting of restricted share units (Notes 7c(iv, vi))	388	64,340	–	(64,340)	–	–	–
Issuance of shares upon conversion of convertible loans (Notes 6, 7c(i, ix))	778,626	6,860,535	–	–	–	–	6,860,535
Issuance of common shares (Note 7c(ii))	117,970	7,245,761	–	–	–	–	7,245,761
Share-based compensation (Notes 7c(v,vi, vii), 9, 10)	78,230	1,541,252	–	–	–	–	1,541,252
Balance, April 30, 2026	1,019,110	$42,663,040	$459,341	$2,171,570	$(21,250)	$(33,781,960)	$11,490,741

Balance, October 31, 2024	10,667	$24,168,256	$459,341	$2,523,946	$(21,250)	$(24,022,741)	$3,107,552
Net loss for the period	–	–	–	–	–	(1,855,549)	(1,855,549)
Exercise of warrants	776	437,007	–	–	–	–	437,007
Issuance of common shares upon vesting of restricted share units	1,398	733,114	–	(733,114)	–	–	–
Share-based compensation	–	–	–	612,460	–	–	612,460
Balance, April 30, 2025	12,841	$25,338,377	$459,341	$2,403,292	$(21,250)	$(25,878,290)	$2,301,470

(*)

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares and on May 21, 2026, the Company effected a further 1-for-10 reverse split of its issued and outstanding common shares. Following the Reverse Splits, holders of the Company’s common shares received 0.0025 of a common share for every one common share held. All share amounts have been retroactively adjusted for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

(Unaudited)

	Six months ended April 30,
	2026	2025
Operating activities
Net loss for the period	$(5,902,236)	$(1,855,549)

Adjustments for:
Amortization of intangible assets	5,432	5,432
Amortization of right-of-use asset	21,797	18,576
Interest on lease liability	1,134	2,332
Exchange rate differences	(14,338)	1,960
Changes in fair value of derivative warrant liabilities	86,509	(1,179,518)
Interest on convertible loans	555,469	–
Share-based compensation	1,545,592	612,460
Changes in fair value of short-term investments	134,948	228,788
Changes in working capital:
(Increase) decrease in other receivables	(104,703)	6,017
Increase in prepaid expenses	(136,959)	(147,132)
Increase (decrease) in accounts payable and accrued liabilities	36,971	(51,969)
Decrease in amounts due to / from related parties	(82,645)	(5,230)
Net cash used in operating activities	(3,853,029)	(2,363,833)

Investing activities
Acquisition of short-term investment (Note 3)	(650,001)	(200,000)
Proceeds of short-term investment	–	82,960
Changes in restricted cash	–	(13,498)
Net cash used in investing activities	(650,001)	(130,538)

Financing activities
Proceeds received from issuance of shares (Note 7c (ii))	7,245,761	–
Proceeds received from convertible loans (Note 6)	4,545,000	–
Proceeds received from exercise of warrants (Notes 7c (iii, viii))	228,542	415,086
Repayment of lease liabilities	(24,140)	(20,572)
Net cash provided by financing activities	11,995,163	394,514
Effect of foreign exchange rate changes on cash and cash equivalents	528	(1,436)
Net increase (decrease) in cash and cash equivalents	7,492,661	(2,101,293)
Cash and cash equivalents at beginning of period	3,923,058	6,573,813
Cash and cash equivalents at end of period	$11,415,719	$4,472,520

Supplementary disclosure of cash flow information:
Cash received as interest	$106,674	$75,896
Cash paid in respect of taxes	55,176	16,408
Cash paid as interest on lease liability	–	2,332
Non-cash financing and investing activities
Issuance of shares upon conversion of convertible loans (Notes 6,7c (i, ix))	$6,860,535	$–
Right of use assets obtained in exchange for lease liabilities	$85,588	$–

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.

Clearmind Medicine Inc. (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company is a clinical stage pharmaceutical company currently engaged in phase I/IIa clinical trials of novel psychedelic medicines that have been developed to solve widespread, yet under-served, health problems. The Company’s head office is located at Suite 101 -1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s wholly-owned Israeli subsidiary (Clearmindmed Ltd.) functions as the research and development arm of the Company. The Company’s wholly-owned Canadian subsidiary, Clearmind Labs Corp., holds part of the groups IP, and the Company’s wholly-owned Canadian subsidiary, Clearmind Buzz Inc., which was incorporated in Ontario, Canada on March 18, 2026, and currently inactive.

The Company trades under the symbol “CMND” on the Nasdaq Capital Market. The Company was listed on the Canadian Securities Exchange (“CSE”) in Toronto until March 14, 2024. Following approval for a voluntary delisting, the Company no longer trades on the CSE, but remains a reporting issuer in Canada.

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the six months ended April 30, 2026, the Company had not generated any revenues and had negative cash flows from operations of $3,853,029. As of April 30, 2026, the Company had an accumulated deficit of $33,781,960. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing sources to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors raise substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share splits

On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares and on May 21, 2026, the Company effected a further 1-for-10 reverse split of its issued and outstanding common shares (collectively, the “Reverse Splits”). Following the Reverse Splits, holders of the Company’s common shares received 0.0025 of a common share for every- one common share held. All share amounts have been retroactively restated for all periods presented.

All issued and outstanding common shares or instruments convertible into common shares contained in these financial statements have been retroactively adjusted to reflect the reverse share splits for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern (continued)

d.

On October 7, 2023, Hamas launched a series of attacks on civilian and military targets in Southern Israel and Central Israel, to which the Israel Defense Forces responded. In addition, Iran, Hezbollah and the Houthi movement attacked military and civilian targets in Israel, to which Israel responded, including through increased air and/or ground operations in Lebanon, Syria, Yemen and Iran. Following years of conflict in the region, on October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas. On February 28, 2026, the United States and Israel launched joint combat operations in Iran to which Iran and Hezbollah responded with ballistic missile and drone attacks on Israel as well as other countries and U.S. military bases in the region. On April 8, 2026, the United States and Iran agreed to a two-week ceasefire. How long and how severe the current conflicts in Gaza, Northern Israel, Lebanon, Iran or the broader region last and become is unknown at this time and any continued clash among Israel, Hamas, Hezbollah, Iran or other countries or militant groups in the region may escalate in the future into a greater regional conflict. The intensity and duration of the security situation in Israel have been difficult to predict, as are the economic implications on our business and operations and on Israel’s economy in general. As of the date of these consolidated financial statements, conflict continues in parts of the region. The Company’s clinical trials, the laboratory that supports such clinical trials and the Contract Research Organization (CRO) are based in Israel. The extent to which the security situation in Israel may impact the Company’s financial condition, results of operations, or liquidity is uncertain, and as of the date of issuance of these condensed interim consolidated financial statements, the Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or an adjustment to the carrying value of the Company’s assets or liabilities as of April 30, 2026.

2.	Material Accounting Policy Information

a.	Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Clearmindmed Ltd., Clearmind Labs Corp. and Clearmind Buzz Inc, incorporated in Ontario, Canada on March 18, 2026, and currently inactive. All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”).

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS accounting standards and should be read in conjunction with the annual financial statements of the Company for the year ended October 31, 2025.

b.	Condensed Interim Consolidated Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2025 and the notes thereto (the “2025 Annual Report”).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

2.	Material Accounting Policy Information (continued)

The condensed interim consolidated financial statements have been prepared on the same basis as the 2025 Annual Report. In the opinion of the Company’s management, these condensed interim consolidated financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the six months ended April 30, 2026 are not necessarily indicative of the results for the year ending October 31, 2026, or for any future period.

As of April 30, 2026, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2025 Annual Report.

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Significant Estimates

Derivative Warrant Liabilities and Assets

The Company analyses warrants issued to determine whether they meet the classification as liabilities or equity. Derivative warrant liabilities and assets are adjusted to reflect their fair value at each reporting period, with any increase or decrease in the fair value recorded in the results of operations. The Company uses a fair valuation specialist to estimate the value of these instruments using the Black and Scholes and binomial pricing model.

The key assumptions used in the models are the expected future volatility in the price of the Company’s shares, the expected life of the warrants, the risk-free interest rate and the probability of any future adjustment event.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions raise substantial doubt upon the Company’s ability to continue as a going concern.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

3.	Short-term Investments

	October 31, 2025	Additions	Disposals	Changes in fair value	April 30, 2026
Polyrizon Ltd. (1)	$886	$-	$-	$1,420	$2,306
Taurus Gold Corp. (2) – shares and warrants (see also note 11(a))	1,661,521	-	-	(1,304,911)	356,610
Quantum X Labs Inc. (3) – shares and warrants (see also note 11(a))	-	650,001	-	1,168,543	1,818,544
	$1,662,407	$650,001	$-	$(134,948)	$2,177,460

	October 31, 2024	Additions	Disposals	Changes in fair value	October 31, 2025
Polyrizon Ltd. (1)	$289,388	$200,000	$(186,072)	$(302,430)	$886
Taurus Gold Corp. – shares and warrants	-	514,591	-	1,146,930	1,661,521
	$289,388	$714,591	$(186,072)	$844,500	$1,662,407

(1)

On March 31, 2025, the Company subscribed for shares, pre funded warrants and warrants to purchase shares of Polyrizon (“Polyrizon Shares”). As of October 31, 2025 and April 30, 2026, following the exercise and sale of certain Polyrizon Shares, the Company retained a balance of 145 Polyrizon shares.

On November 28, 2025, Polyrizon effected a reverse share split of its ordinary shares at the ratio of 1-for-6, such that each six (6) ordinary shares, no par value, were consolidated into one (1) ordinary share, no par value. All the Polyrizon Shares and price per Polyrizon share information have been retroactively adjusted in these financial statements.

(2)	During October 2025, the Company subscribed for 13,020,000 shares (“Taurus Shares”) and 13,020,000 warrants (“October 2025 Taurus Warrants”) of Taurus Gold Corp. (“Taurus”) at a cost of $466,441. Each October 2025 Taurus Warrant can be exercised into one ordinary share of Taurus at an exercise price of CAD$0.064 per share, subject to certain adjustments, including a cashless exercise mechanism. The October 2025 Taurus Warrants expire on October 31, 2028. The Black-Scholes pricing model was used to measure the October 2025 Taurus Warrants with the following assumptions: share price of CAD$0.03, volatility of 70%, risk-free interest rate of 2.89% and expected life of 2.51 years.

During October 2025, the Company also purchased an additional 111,065 Taurus Shares from a third party investor and paid $48,150.

(3)	On March 4, 2026, the company invested $650,001 in Quantum X Labs Inc. (formerly known as Viewbix Inc.) (“QXL”) and received 371,429 shares (the “QXL Shares”) and 297,143 warrants (the “QXL Warrants”). The QXL Warrants expire on March 5, 2031. The Black-Scholes pricing model was used to measure the QXL Warrants with the following assumptions: share price of $3.11, volatility of 86.35%, risk-free interest rate of 4.02% and expected life of 4.85 years. QXL is an advanced technologies company that combines digital advertising activities with a strategic move into quantum and AI technologies.

The Taurus Shares, Polyrizon Shares and QXL Shares are recorded at fair value in the Company’s Consolidated Statement of Financial Position. The October 2025 Taurus Warrants and QXL Warrants were recorded at their fair value as a derivative asset at the time of the grant and are revalued at the end of each reporting period. The changes in fair value of short-term investment were recorded to the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for services they provide to the Company is as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	April 30,	April 30,	April 30,	April 30,
	2026	2025	2026	2025

Officers:
Consulting fees	$133,465	$84,557	$304,593	$168,557
Share based compensation	-	43,973	-	117,902
	$133,465	$128,530	$304,593	$286,459
Directors:
Directors’ fees	$148,462	$58,127	$330,492	$116,333
Share based compensation	-	69,226	-	186,821
	$148,462	$127,353	$330,492	$303,154

(ii)	Balances with related parties

	April 30,	October 31,
	2026	2025
Amounts owed to officers	$46,708	$29,761
Amounts owed to directors	51,093	30,471
	$97,801	$60,232

b.

On March 7, 2022, the Company signed an agreement with SciSparc Ltd (“SciSparc”), pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc.

In June 2023, the Company entered into a research agreement with the Hebrew University of Jerusalem to evaluate its and SciSparc’s combination treatment for obesity and metabolic syndrome.

To date, the collaboration has resulted in the filing of nine patent applications. To the extent the parties determine to proceed to a commercial cooperation, they will enter into a joint venture where the parties share the economics and rights on a 50%-50% basis. To date, no determination has been made to pursue the joint venture and the development of the molecule remains in a very early stage.

For the three and six months ended April 30, 2026, the Company incurred research and development expenses conducted within the framework of the Cooperation Agreement in the amount of $88,847 and $121,815, respectively (three and six months ended April 30, 2025- $33,763 and $46,509 respectively). As of April 30, 2026, $405,315 is owed to the Company by SciSparc (October 31, 2025 - $286,488).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

5.	Derivative warrant liabilities

a.

On April 6, 2023, the Company issued 4,505,718 warrants in connection with its April 2023 Public Offering (“April 2023 Warrants”). The April 2023 Warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of April 2023 Warrants does not change, however, the number of shares issued upon the exercise of the April 2023 Warrants have changed, subject to the adjustment noted above (“Warrant Shares”).

On November 14, 2025, April 2023 Warrants were exercised for 1,305 common shares (see note 8(a)).

b.	On September 18, 2023, the Company issued 7,500,000 warrants in connection with its September 2023 Public Offering (“September 2023 Warrants”). The September 2023 Warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of September 2023 Warrants does not change, however, the number of shares issued upon the exercise of the September 2023 Warrants have changed, subject to the adjustment noted above.

c.	On January 16, 2024, the Company issued 1,500,000 warrants with an exercise price of $640.0 per warrant in connection with its January 2024 Public Offering (“January 2024 Warrants”). The January 2024 Warrants include a cashless exercise provision and repricing adjustments for offerings at a price lower than the existing exercise price of the warrants, stock splits, reclassifications, subdivisions, and other similar transactions and therefore, these warrants were recorded at their fair value as a derivative liability at the time of the grant and are revalued at the end of each reporting period. The number of January 2024 Warrants does not change, however, the number of shares issued upon the exercise of the January 2024 Warrants have changed, subject to the adjustment noted above.

On November 14, 2025, January 2024 Warrants were exercised into 3,923 common shares and on April 21, 2026, January 2024 Warrants shares were exercised into 22,785 common shares. (see note 8(a)).

d.	On December 15, 2025, following the Reverse Split of the Company shares noted above, the exercise prices of the January 2024 Warrants were reduced to $25.607. On February 13, 2026, following the conversions of the Promissory Notes, the exercise prices of the April 2023 Warrants, the September 2023 Warrants and the January 2024 Warrants were reduced to $12.50. On April 15, 2026, following the conversions of the Promissory Notes, the exercise prices of the April 2023 Warrants, the September 2023 Warrants and the January 2024 Warrants were reduced to $6.00. For further details of the ratio of warrant shares issuable and outstanding in relation to the April 2023 Warrants, the September 2023 Warrants and the January 2024 Warrants, see detailed table in note 8. See also note 15(b) for details of further price changes after April 30, 2026.

e.	During the three and six months ended April 30, 2026, the Company recorded a loss on the revaluation of the total derivative warrant liabilities of $452,435 and $86,509, respectively, in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss.

f.	The binomial model was used to measure the derivative warrant liability with the following assumptions:

April 30, 2026
Share Price	$7.12
Exercise Price	$6.00
Expected life	1.93 – 2.71 years
Risk-free interest rate	3.57 – 3.90%
Dividend yield	0.00%
Expected volatility	124.89 – 146.96%

g.	The following table presents the changes in the derivative warrant liability during the period:

Balance as of October 31, 2024	$3,519,702
Exercise of warrants	(21,921)
Change in fair value of warrants	(1,128,586)
Balance as of October 31, 2025	$2,369,195
Exercise of warrants	(319,951)
Change in fair value of warrants	86,509
Balance as of April 30, 2026	$2,135,753

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

6.	Convertible loans

On September 17, 2025, the Company entered into a share purchase agreement (“SPA”) with two third parties (the “CLA Investors”). Pursuant to the SPAs, the Company shall issue and sell to the CLA Investors, from time to time as provided therein, promissory notes, in the aggregate principal amount of $2.5 million, for an aggregate purchase price of $2.25 million (90% of the subscription amount) (“Promissory Notes”).

During November 2025, the balance owing on the Promissory Notes ($1,810,535) was converted into 10,791 Common Shares. See Note 7(c)(i).

During the six months ended April 30, 2026, the CLA Investors purchased additional Promissory Notes in the aggregate principal amount of $5,050,000, for an aggregate purchase price of $4,545,000.

During the six months ended April 30, 2026, the CLA Investors converted Promissory Notes in the aggregate amount of $5,050,000 into 767,835 common shares. See Note 7(c)(ix).

On February 9, 2026, the Company and the CLA Investors amended the Floor Price of the Promissory Notes to $12.50.

On April 15, 2026, the Company and the CLA Investors amended the Floor Price (as defined below) of the Promissory Notes to $6.00.

On April 30, 2026, the Company and the CLA Investors entered into an amendment to the SPAs pursuant to which the Initial Subscription Amount was increased by $8.15 million, such that the aggregate principal amount of Promissory Notes that the Company may issue and sell from time to time to the CLA Investors as of such date is $10.0 million, or the Subscription Amount, for an aggregate purchase price of $9.0 million (90% of the Subscription Amount) as of such date. As of the date hereof, the total Promissory Notes in the aggregate principal amount of $8.15 million and accrued interest, due under the Promissory Notes were converted into 802,622 common shares. Due to certain blocker arrangements in the Promissory Notes, 21,858 common shares are held by the Company as abeyance shares.

The conversions of the Promissory Notes triggered an adjustment to the exercise price and the number of warrant shares issuable pursuant to the April 2023 Warrants, September 2023 Warrants and January 2024 Warrants. The new exercise price of the warrants is $6.00 per Common Share and entitles the warrant holders to a total of 370,033 common shares.

Finance expense on the First and Second Initial Promissory Notes during the period ended April 30, 2026 amounted to $555,469.

Management has elected to designate the instrument at fair value through profit or loss under IFRS 9.4.3.5 at initial recognition for the Company’s promissory notes and therefore, the Company measures the entire hybrid contract (host and variable conversion feature) at Fair Value Through Profit or Loss (FVTPL). No embedded derivative is separated under IFRS 9 and no amortized-cost accounting or effective interest method applies. The Company records the carrying amount as fair value of the instrument under IFRS 13 and fair value is based on the fair value of the shares that the noteholder would receive if conversion occurred on the reporting date, adjusted for credit risk, non-performance risk, and contractual settlement terms.

Convertible loans

Balance, October 31, 2024	$-
Proceeds received from issuance of convertible loans	2,250,000
Finance expenses	209,196
Issuance of shares upon conversion of convertible loans	(699,130)
Balance, October 31, 2025	$1,760,066
Proceeds received from issuance of convertible loans	4,545,000
Finance expenses	555,469
Issuance of shares upon conversion of convertible loans	(6,860,535)
Balance, April 30, 2026	$-

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

7.	Share Capital

a.	The Company’s authorized share capital comprises an unlimited common shares without par value. As of April 30, 2026, 1,019,110 (October 31, 2025 – 15,883) common shares were issued and outstanding.

b.	On December 15, 2025, the Company effected a 1-for-40 reverse split of its issued and outstanding common shares, and on May 21, 2026, the Company effected a further 1-for-10 reverse split of its issued and outstanding common shares. Following the Reverse Splits, holders of the Company’s common shares received 0.0025 of a common share for every one common share held. All share amounts have been retroactively restated for all periods presented.

c.	Share transactions during the six months ended April 30, 2026:

(i)	During November 2025, the Promissory Notes were converted into 10,791 Common Shares. (See Note 6).

(ii)	On November 13, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 2,396 common shares, and (ii) pre-funded warrants to purchase up to 7,460 common shares, in a registered direct offering, (the “First November 2025 Offering”) at a purchase price of $80.00 per common share and $79.96 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.04 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The November 2025 Offering closed November 13, 2025. The aggregate gross proceeds to the Company were approximately $0.788 million.

On November 17, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 9,979 common shares, and (ii) pre-funded warrants to purchase up to 3,795 common shares, in a registered direct offering, (the “Second November 2025 Offering”) at a purchase price of $100.00 per common share and $99.96 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.04 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Second November 2025 Offering closed November 17, 2025. The aggregate gross proceeds to the Company were approximately $1.377 million.

On November 19, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 27,313 common shares in a registered direct offering (the “Third November 2025 Offering”) at a purchase price of $80.00 per common share. The Third November 2025 Offering closed November 20, 2025. The aggregate gross proceeds to the Company were approximately $2.185 million.

On November 26, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of (i) 19,862 common shares, and (ii) pre-funded warrants to purchase up to 7,165 common shares, in a registered direct offering(the “Fourth November 2025 Offering”) at a purchase price of $48.00 per common share and $47.96 per pre-funded warrant. The pre-funded warrants are immediately exercisable at an exercise price of $0.04 per common share, subject to adjustment as set forth therein, and will not expire until exercised in full. The Fourth November 2025 Offering closed November 26, 2025. The aggregate gross proceeds to the Company were approximately $1.294 million.

On December 3, 2025, the Company entered into a securities purchase agreement with investors for the purchase and sale of 40,000 common shares, in a registered direct offering (the “December 2025 Offering”) at a purchase price of $40.00 per common share. The December 2025 Offering closed December 4, 2025. The aggregate gross proceeds to the Company were approximately $1.6 million.

(iii)	On November 14, 2025, April 2023 Warrants and January 2024 Warrants were exercised into 5,228 shares, resulting in gross proceeds of $183,122.

(iv)	On November 24, 2025, the Company issued 188 common shares in respect of restricted share units (“RSUs”) that had been fully vested. The RSUs had an aggregate fair value of $60,000 at the time of issuance.

(v)	On February 2, 2026, the Company issued 60,000 pre-funded warrants to purchase 60,000 shares of the Company to two third party consultants in respect of services provided during the three months ended January 31, 2026 and during March 2026, 60,000 pre-funded warrants were converted to 60,000 shares.

(vi)	On April 20, 2026, 200 common shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $4,340 at the time of issuance.

(vii)	On April 20, 2026, 18,230 common shares with a fair value of $131,252 were issued to consultants in respect of services.

(viii)	On April 21, 2026, January 2024 Warrants were exercised into 22,785 shares, resulting in gross proceeds of $45,420.

(ix)	During February and April 2026, the CLA Investors converted Promissory Notes in the aggregate amount of $4,318,745 and received 767,835 common shares. (See Note 6).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

8.	Warrants

a.	The following table summarizes the changes in the Company’s warrants:

Number of warrants
Balance, October 31, 2024	4,429,547
Exercise of warrants	(547,921)
Expiration of warrants	(75)

Balance, October 31, 2025	3,881,551
Number of shares to be issued from the exercise of these warrants, October 31, 2025	91,741

Balance, October 31, 2025	3,881,551
Exercise of warrants	(521,030)
Balance, April 30, 2026 (*)	3,360,521
Number of shares to be issued from the exercise of these warrants	370,038

(*)	See note 15(b) for details of further price changes post period end.

b.	As of April 30, 2026, the following warrants were outstanding:

Number of warrants outstanding	Number of shares to be issued from the exercise of warrants (warrant shares)	Exercise price per warrant shares		Exercise price per warrant shares (USD)	Expiry date
1,923	5	C $	132,834.00	$97,500.00	November 17, 2027
602,039	77,293		$6.00	$6.00	April 5, 2028
2,024,739	104,764		$6.00	$6.00	September 17, 2028
731,820	187,976		$6.00	$6.00	January 15, 2029
3,360,521	370,038

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

9.	Stock Options

a.	On January 6, 2025, the shareholders of the Company approved the Company’s Omnibus Equity Incentive Plan, (the “Omnibus Plan”). Pursuant to the Omnibus Plan, the Company is authorized to grant options or RSUs to officers, directors, employees and consultants enabling them to acquire, together with” Options”, “Awards” or “Stock Options” as defined, up to 20% of the Company’s issued and outstanding Common Shares (after taking into account existing awards from the Company’s 2021 stock option plan). The Awards can be granted for a maximum of 10 years and vest as determined by the Board.

The maximum number of common shares reserved for issuance in any 12-month period to a related party consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant (and may not exceed 15% in total, to all related parties). The maximum number of common shares reserved for issuance in any 12-month period to any investor relations service provider may not exceed 2% of the issued and common shares outstanding at the date of the grant.

b.	As of April 30, 2026, there are 14 options outstanding with a weighted average exercise price of C$252,385.71 ($185,250.82) per stock option (October 31, 2025 – C$240,212.50 ($171,360.00)).

c.

The portion of the total fair value of stock options expensed during the six months ended April 30, 2026, was $Nil (three and six months ended April 30, 2025 $nil and $3,264, respectively), which was recorded in share-based compensation expense. The options are fully vested and the expiration dates are between May 26, 2026 and July 6, 2033.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

10.	Restricted Share Units

a.	The Company is able to grant RSUs pursuant to the Omnibus Plan to its directors, officers, employees, and consultants. Each RSU is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

b.	The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price (C$)	Weighted average issue price (USD$)
Balance, October 31, 2024	661	$1,020.00	$720.00

Granted	1,757	647.50	456.80
Exercised	(2,227)	692.40	493.20

Balance, October 31, 2025	191	$1,208.60	$1,016.80

Granted (i)	200	29.40	21.70
Exercised	(388)	226.20	166.00

Balance, April 30, 2026	3	$8,560.00	$6,283.04

(i)

During the six months ended April 30, 2026, the Company issued 200 RSUs to consultants, directors and officers. The RSUs vested with a fair value of $4,340 (2025 - $609,196). The RSUs are all fully vested and exercisable.

11.	Financial Instruments and Risk Management

a.	Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of April 30, 2026, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance April 30, 2026
Short-term investment- Polyrizon shares	$2,306	$–	$–	$2,306
Short-term investment- Taurus shares	289,146	–	–	289,146
Short-term investment- Taurus Warrants	–	–	67,464	67,464
Short-term investment- QXL Shares	1,155,144	–	–	1,155,144
Short-term investment- QXL Warrants	–	–	663,400	663,400
Derivative warrant liabilities	–	–	(2,135,753)	(2,135,753)

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (continued)

Assets and liabilities measured at fair value on a recurring basis were presented in the Company’s statement of financial position as of October 31, 2025, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2025
Short-term investment- Polyrizon shares	$886	$–	$–	$886
Short-term investment- Taurus shares	1,030,402	–	–	1,030,402
Short-term investment- Taurus Warrants	–	–	631,119	631,119
Convertible loans	–	(1,760,066)	–	(1,760,066)
Derivative warrant liabilities	–	–	(2,369,195)	(2,369,195)

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s Israeli subsidiary operates in Israel and has certain monetary financial instruments denominated in New Israeli Shekel and Canadian Dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as of April 30, 2026. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of April 30, 2026.

Cash and cash equivalents	$229,398
Other receivables	142,560
Accounts payable and accrued liabilities	(132,648)
Due to related parties	(69,801)
Total foreign currency financial assets and liabilities	$169,509

Impact of a 10% strengthening or weakening of foreign exchange rate	$16,951

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

11.	Financial Instruments and Risk Management (continued)

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The fair value of the derivative warrant liabilities can fluctuate depending on the fluctuation in the risk-free interest rate.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of April 30, 2026 and October 31, 2025:

April 30, 2026	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$713,629	$713,629	$–
Due to related parties	97,801	97,801	–
Lease liability	85,588	41,241	44,347
	$897,018	$852,671	$44,347

October 31, 2025	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$682,163	$682,163	$–
Due to related parties	60,232	60,232	–
Lease liability	18,800	18,800	–
Convertible loans	1,760,066	1,760,066
	$2,521,261	$2,521,261	$–

12.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital and share premium, warrants and share-based payment reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the six months ended April 30, 2026.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

13.	Segmented Information

As of April 30, 2026, the Company has one operating segment, being the research and development of novel psychedelic medicine, which takes place primarily in Israel.

14.	Commitments

a.	On December 19, 2022, the Company entered into a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patents that the Company have with Yissum to further develop, manufacture and commercialize products for innovative treatment in the relevant fields such as metabolic syndrome and anti-obesity (the “Yissum Metabolic Syndrome License Agreement”). According to the Yissum Metabolic Syndrome License Agreement, the Company shall pay Yissum royalties at the rate of 1.5% of net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the Yissum Metabolic Syndrome License Agreement. The Company will also pay Yissum different payments when reaching several milestones. In April 2025, the Yissum Metabolic Syndrome License Agreement was amended to add additional joint patents.

b.	On January 15, 2024, the Company entered into a license agreement with BIRAD, the research and development company of Bar-Ilan University, which provides the Company with an exclusive, perpetual, worldwide and sublicensable license to use the joint patent that the Company has with BIRAD, to further develop, manufacture and commercialize products for innovative treatment of cocaine addiction (“the BIRAD License Agreement”). According to the BIRAD License Agreement, the Company shall pay BIRAD royalties at the rate of 1.5% of the Company’s net sales, as well as certain fees in the case of sublicenses or an “exit” event, all subject to the terms as described in the BIRAD License Agreement. The Company will also pay BIRAD different payments upon reaching certain milestones.

c.	On March 19, 2024, the Company entered into a second license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use the Yissum’s patent titled “Psychedelic compounds, methods of their preparation and uses thereof” to further develop, manufacture, and commercialize innovative compounds targeted at treating post-traumatic stress disorder and other health conditions (the “Yissum PTSD License Agreement”). According to the Yissum PTSD License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning on the fifth anniversary of the effective date of the Yissum PSTD License Agreement, and royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicensing or an exit event, all subject to the terms as described in the Yissum PTSD License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum PTSD License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in United States Dollars)

(Unaudited)

14.	Commitments (continued)

d.	On March 31, 2024, the Company entered into a third license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, which provides to the Company with an exclusive, perpetual, worldwide and sublicensable license to use Yissum’s patent “Psychoactive compounds, methods of their preparation and uses thereof in the treatment of mental disorders” to further develop, manufacture, and commercialize innovative compounds targeted at Generation 3.0 psychedelic compounds for the treatment of mental disorders (the “Yissum Psychedelic License Agreement”). According to the Yissum Psychedelic License Agreement, the Company is required to pay Yissum annual maintenance fees ranging from $25,000 to $50,000 beginning of the fifth anniversary of the effective date of the Yissum Psychedelic License Agreement, and the Company shall pay Yissum royalties at the rate of 3.0% of net sales, as well as certain fees in the case of sublicenses or an exit event, all subject to the terms as described in the Yissum Psychedelic License Agreement. The Company will also pay Yissum different payments when reaching certain milestones. All right, title and interest in the patent (the Licensed Patent as defined in the Yissum Psychedelic License Agreement) vest solely in Yissum, and the Company shall hold and make use of the license granted. Subject to such Yissum’s ownership rights, all rights in results of the Company’s development shall be solely owned by the Company.

e.	On June 13, 2024, the Company entered into an agreement with a third party for the lease of office space in Tel Aviv, Israel, having a total area of approximately 386 square meters. The Company occupies approximately 40 square meters of the space for its offices. The rental period is from April 1, 2024 to March 31, 2026. The Company’s base rent was ILS 12,500 per month (approximately $3,400) during the term of the lease. On February 10, 2026, the agreement was renewed through to March 31, 2028.

15.	Subsequent Events

a.	On May 1, 2026, the CLA Investors purchased additional Promissory Notes in the aggregate principal amount of $600,000, for a purchase price of $540,000.

b.	On May 21, 2026, the Company effected a reverse share split of the Company’s common shares at the ratio of 1-for-10 reverse split of its issued and outstanding common shares. The reverse split has triggered an adjustment to the exercise price and the number of warrants shares issuable pursuant to the January 2024 Warrants. The new exercise price of the January 2024 Warrants is $2.2338 per Common Share and entitles the warrant holders to a total of 437,752 common shares.

c.	On June 1, 2026, the CLA Investors purchased additional Promissory Notes in the aggregate principal amount of $1,500,000, for a purchase price of $1,350,000.